SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 26 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release
April 26, 2010

BP GULF OF MEXICO SPILL RESPONSE ACCELERATING

BP is accelerating offshore oil recovery and continuing well control efforts in Mississippi Canyon Block 252 (MC252) following improvements in weather conditions in the Gulf of Mexico yesterday.

"The safety of the people working offshore is our top priority and the improved weather has created better conditions for our response," said BP Group Chief Executive Tony Hayward. "This, combined with the light, thin oil we are dealing with has further increased our confidence that we can tackle this spill offshore."

BP, operating with the U.S. Coast Guard and other agencies, has launched its comprehensive, pre-approved oil spill response plan following the April 22 sinking of the Transocean Deepwater Horizon drilling rig 130 miles south-east of New Orleans.

According to
National Oceanic and Atmospheric Administration
(
NOAA
) experts participating in the spill response, the spill is "very thin" and consists of "97 per cent sheen."

In Houma, Louisiana where the field operations response is being coordinated, more than 1,000 personnel on and offshore are deployed to coordinate the oil spill response.

BP, as lease operator of MC252, also continues to work below the surface on Transocean's subsea equipment using remotely operated vehicles to monitor the Macondo/MC252 exploration well, and is working to activate the blow-out preventer.

The Transocean drilling rig Development Driller III will arrive on location today to drill the first of two relief wells to permanently secure the well. A second drilling rig, Transocean's Discoverer Enterprise, is en route.

Press enquiries
:

·
U.S. Coast Guard Joint Information Center 985-902-5231
·
BP Press Office London +44 20 7496 4076
·
www.deepwaterhorizonresponse.com

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary